SENT VIA EDGAR

April 25, 2012

David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Dole Food Company, Inc.

Form 10-K for the year ended December 31, 2011

Filed March 15, 2012

File No. 001-04455

Dear Mr. Humphrey,

We are in receipt of your letter of April 18, 2012, responding to my letter of April 16, 2012. We have endeavored to respond fully to your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comment (in italics) and our response to the comment.

Segment Results of Operations

2011 Compared with 2010, page 38

1. We note from your disclosure in your document and from your response to our previous comment 2 that your intent in presenting the reconciliation to “fresh fruit products” is to highlight items with a significant impact on results that do not necessarily correlate with the fresh fruit market, such as foreign exchange items. If our understanding is correct, to comply the reconciliation provisions of Item 10(e) of Regulation S-K, please change the format of this table to present just the items you wish to highlight that have impacted segment EBIT, instead of reconciling segment EBIT to another non-GAAP measure.

We understand the staff’s comment and will revise the table in future filings to include just the items that have impacted segment EBIT. For example, our Form 10-Q for the first fiscal quarter of 2012, which we expect to file with the Commission on May 3, 2012, will present this information as set forth below:

Mr. David R. Humphrey

April 25, 2012

Segment Results of Operations

Dole’s fresh fruit segment EBIT was impacted by certain items, which are included in the table below:

	Quarter Ended
	March 24, 2012	March 26, 2011
	(In thousands)
Charges for restructuring	(1,331)	(2,755)
Unrealized gain on foreign currency and fuel hedges	1,455	1,169
Net loss on long-term Japanese yen hedges	(897)	—
Foreign currency exchange gain (loss) on vessel obligations	(1,394)	(2,409)
Net unrealized loss on foreign denominated instruments	195	(118)
Share-based compensation	(693)	(378)
Gain on asset sales	4,203	—

Total	$1,538	$(4,491)

As requested in your comment letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure of our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact me, feel free to call me at 818-879-6900.

Sincerely,

/s/ Joseph S. Tesoriero

Joseph S. Tesoriero